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Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	20,958	21,520	21,182	21,417
Net income available to common shareholders	$4,366	$10,972	$15,276	$16,935
Net income per share—basic	$0.21	$0.51	$0.72	$0.79
NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	20,958	21,520	21,182	21,417
Net effect of dilutive stock options based on the treasury stock method using the average market price	176	185	191	157

Total	21,134	21,705	21,373	21,574

Net income available to common shareholders	$4,366	$10,972	$15,276	$16,935
Net income per share—diluted	$0.21	$0.51	$0.71	$0.78

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  Exhibit 11.0